NEWS RELEASE: September 26, 2007

ALMADEN’S TARSIS DRILLS 5.46 METERS OF 1.20% COPPER, 2.85% ZINC, 1.4 g/t GOLD AND 56 g/t SILVER AND 7.80 METERS OF 1.18% COPPER, 1.52% ZINC, 1.3 g/t GOLD AND 52 g/t SILVER

Almaden Minerals Ltd. (AMM: TSX; AAU:AMEX) (“Almaden”) is pleased to report that Tarsis Capital Corp. ("Tarsis") (TSX: TCC), in which Almaden holds a 41.7% interest, has announced the results of a successful drill program at its wholly owned (subject to a 2% NSR royalty interest held by Almaden), MOR project in the southern Yukon. The 2007 drill program consisted of six hundred eighty five meters (685 meters) of diamond drilling along three section lines that tested the surface trace of the "Discovery Horizon" for approximately 300 m along strike and 90 m downdip. Holes MOR 07-01 and MOR 07-02 tested mineralization downdip of two holes drilled 100 m apart in 2004 while MOR 07-03 and MOR 07-04 were drilled on a section line 200 m to the east.

Drilling intersected 5.46 meters of 1.20% Copper, 2.85% Zinc, 1.356 g/t Gold and 55.8 g/t Silver and 7.80 meters of 1.18% Copper, 1.52% Zinc, 1.256 g/t Gold and 52.2 g/t Silver. Holes MOR 07-02 and MOR 07-03 contain significant gold and copper intervals, 2.54 meters grading 2.02% Copper as well as 2.47 g/t Gold and 2.49 meters grading 2.53% Copper as well as 2.53 g/t Gold respectively. Zinc values of 4.25% over 2.59 meters and 4.19% over 2.25 meters were recorded in holes MOR 07-01 and MOR 07-03 respectively.

DDH Mor 07-01

Horizon	From(m)	To(m)	Interval(m)	Zn%	Cu%	Pb%	Ag(g/t)	Au(g/t)
A	80.41	83.39	2.98	1.48	0.80	0.40	39.6	0.396
B	87.84	91.85	4.01	3.35	0.88	0.56	45.5	0.560
including			2.59	4.25	0.70	0.60	43.8	0.518
			0.56	3.20	2.89	0.63	98.6	0.731
C	104.33	105.28	0.95	1.28	0.98	0.20	26.7	1.120

DDH Mor 07-02

Horizon	From(m)	To(m)	Interval(m)	Zn%	Cu%	Pb%	Ag(g/t)	Au(g/t)
A	73.51	76.19	2.68	0.42	0.35	0.01	11.8	0.119
B	80.52	88.32	7.80	1.52	1.18	0.27	52.2	1.256
including			2.54	1.43	2.02	0.23	70.3	2.47
C	102.80	107.81	5.01	0.19	0.91	0.05	14.2	0.263

DDH Mor 07-03

Horizon	From(m)	To(m)	Interval(m)	Zn%	Cu%	Pb%	Ag(g/t)	Au(g/t)
A	133.63	139.36	5.20	1.25	0.41	0.32	24.0	0.364
B	141.44	146.90	5.46	2.85	1.20	0.83	55.8	1.356
including			2.49	1.70	2.53	0.38	76.1	2.530

DDH Mor 07-04

Horizon	From(m)	To(m)	Interval(m)	Zn%	Cu%	Pb%	Ag(g/t)	Au(g/t)
A	65.31	66.21	0.90	0.64	1.05	0.10	27.7	0.421
B	93.31	94.52	1.21	0.76	0.53	0.17	21.7	0.356

All four holes intersected massive to semi-massive sulphide mineralization with significant copper, zinc, silver and gold values. Drilling indicates the presence of two to three gently dipping sulphide horizons hosted within an alternating succession of felsic to mafic volcaniclastic stratigraphy and tuffaceous metasedimentary rocks. Results for individual horizons from each of the four holes are tabulated above.

Mineralization within each of the horizons ranges from massive, to semi-massive to heavily disseminated. The primary sulphide is medium- to coarse- grained pyrite with lesser amounts of chalcopyrite, sphalerite and galena. Magnetite is also present in some of the sulphide intervals and adjacent volcaniclastic rocks. While the sulphide horizons appear to be moderately to strongly deformed by folding the lateral continuity is excellent and the thicknesses of the horizons from the two outermost sections appear to be increasing substantially with depth. The sulphide bearing intervals were cut nearly perpendicular in drill core and are thus close to the true thicknesses.

All analyses were completed at ALS Chemex Laboratories in North Vancouver using industry standard fire assay and ICP techniques. ALS Chemex Vancouver laboratory carries ISO 9001:2000 registration and is accredited to ISO 17025 by Standards Council of Canada for a number of specific test procedures including fire assay Au by AA, ICP and gravimetric finish, multi-element ICP and AA Assays for Ag, Cu, Pb, and Zn.

The work at the Mor property was supervised by Mr. Bill Wengzynowski, P.Eng, who is the Qualified Person for the project as defined by NI 43-101. Mr Wengzynowski has reviewed the technical content of this news release.

ABOUT ALMADEN

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has 14 active joint venture and option agreements. This includes 11 agreements under which other companies are earning an interest in the Almaden projects by spending. Almaden has approximately $20 million in working capital, no debt, and holds approximately a 41.7% interest in Tarsis Capital Corp. (TCC - TSX).

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

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